Exhibit 99.1

BRF — BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SUMMARY OF THE MINUTES OF THE 6th/2010 ORDINARY MEETING OF THE BOARD OF DIRECTORS

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6,404/76)

DATE, PLACE AND TIME: July 30 2010 at 8:30 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: the majority of the board members. CHAIR: Nildemar Secches, Co-Chairman and Edina Biava, Secretary. 1. Opening of an Office in South Africa — The Board of Directors has authorized the opening of a wholly-owned subsidiary of Crossban Holdings GmbH (an Austria holding company) in South Africa in Johannesburg at the following address: Centre 638, Johannesburg Bryanston The Campus, Ground Floor, Twickenham Building. 2. Other internal Company matters. These minutes, having been drafted, read and approved, were signed by the members of the Board of Directors present: Nildemar Secches, Co-Chairman, Carlos Alberto Cardoso Moreira, Décio da Silva, Francisco Ferreira Alexandre, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Roberto Faldini, Manoel Cordeiro Silva Filho, Walter Fontana Filho. São Paulo-SP,  July 30 2010 (I hereby certify that this is a true copy of the original minutes drafted to Book 2 of the Minutes of the Ordinary and Extraordinary Minutes of the Company).

EDINA BIAVA

Secretary